Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-162810

PROSPECTUS SUPPLEMENT

To Prospectus dated December 15, 2009

798,000 Shares

Image Sensing Systems, Inc.

Common Stock

          We are offering 798,000 shares of our common stock. Our common stock is listed on The NASDAQ Capital Market under the symbol “ISNS.” The last reported sale price of our common stock on April 15, 2010 was $13.25 per share.

          Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

          The aggregate market value of our outstanding common equity held by non-affiliates as of February 22, 2010 was approximately $37.9 million. We have not issued any securities pursuant to Instruction I.B.6. of the Registration Statement on Form S-3 during the 12 calendar month period that ends on and includes the date hereof.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$12.2500	$9,775,500
Underwriting discount	$0.9187	$733,123
Proceeds to us (before expenses)	$11.3313	$9,042,377

          The underwriters expect to deliver the shares against payment on or about April 21, 2010.

Wedbush Securities

Craig-Hallum Capital Group

The date of this Prospectus Supplement is April 15, 2010.

TABLE OF CONTENTS

Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. To the extent that there is a conflict between the information contained in this prospectus supplement or any document incorporated by reference herein, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement or any document incorporated by reference herein.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus are not an offer of to sell, nor are they seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is complete and accurate as of any date the information is presented, but the information may have changed since that date.

The representations, warranties and covenants made by us in the agreements that are filed as exhibits to the reports that are incorporated by reference in this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreements, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made or as of specified dates. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

SUMMARY

The items in the following summary are described in more detail later in this prospectus supplement and the accompanying prospectus and in the information incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus supplement, the accompanying prospectus and the financial statements and the other information incorporated by reference in this prospectus supplement and the accompany prospectus, especially the risks of investing in our common stock that we discuss under the “Risk Factors” sections. References in this prospectus supplement to “we,” “us,” “our” the “Company” and “Image Sensing Systems” refer to Image Sensing Systems, Inc. and its consolidated subsidiaries unless the context requires otherwise.

Our Business

Image Sensing Systems, Inc. develops and markets video and radar image processing products for use in traffic applications such as intersection control, highway, bridge and tunnel traffic management and traffic data collection.

We are a leading provider of software-based computer enabled detection, or CED, products and solutions for the intelligent transportation systems, or ITS, industry. Our family of products, which we market as Autoscope® and RTMS®, provides end users with the tools needed to optimize traffic flow, enhance driver safety, regulate air quality and address emerging security/surveillance concerns. Our technology analyzes signals from sophisticated sensors and transmits the information to management systems and controllers or directly to users.

CED is a process in which software rather than humans examines outputs from various types of sophisticated sensors to determine what is happening in a field of view. In the ITS industry, CED is a critical component of managing congestion and traffic flow. In many markets, it is not possible to build roads, bridges and highways quickly enough to accommodate increasing automobile ownership. For example, in 2007 there were approximately 3.0 million vehicles in Moscow, and the number of vehicles is expected to increase by 50% to 4.5 million vehicles by 2012. In China, 13.6 million vehicles were introduced in 2009, up 45% from the 9.4 million vehicles introduced in 2008. We believe this growing use of vehicles worldwide will make CED-based ITS solutions increasingly necessary to complement existing and new roadway infrastructure to manage traffic flow and optimize throughput.

We believe our CED solutions are technically superior to those of our competitors because they have a higher level of accuracy, limit the occurrence of false detection, are generally easier to install with lower costs of ownership, work effectively in a multitude of light and weather conditions, and provide end users the ability to manage inputs from a variety of sensors for a number of tasks. It is our view that the technical advantages of our products make our solutions ideally suited for use in ITS as well as adjacent markets. We believe that the market for CED is increasingly favoring converged solutions that include ITS, security/surveillance and environmental management, which we expect to increase demand for CED products such as ours.

We believe the strength of our distribution channels positions us to increase the penetration of our technology-driven solutions in the marketplace. We market our Autoscope products in North America, the Caribbean and Latin America through an exclusive agreement with Econolite Control Products, Inc., or Econolite, which we believe is the leading distributor of ITS intersection control products in North America and the Caribbean. We market our Autoscope products outside of North America, the Caribbean and Latin America and our RTMS products through a combination of distribution and direct sales channels, including our wholly-owned subsidiaries in Hong Kong, Poland and the United Kingdom. Our end users primarily include governmental agencies and municipalities, and, as of December 31, 2009, we had sold over 100,000 instances in more than 60 countries.

In December 2007, we completed our purchase of certain assets of EIS Electronic Integrated Systems, Inc., or EIS. EIS was a leading provider of radar-based detection solutions. In addition to the increased scale we gained through the EIS asset purchase, the addition of EIS’ RTMS radar products enables us to provide a wider array of CED products to our end users and support the introduction of hybrid product offerings to help drive market demand. We operate the EIS asset purchase business through ISS Image Sensing Systems Canada Ltd., our wholly-owned subsidiary in Toronto, Ontario, Canada.

Industry Overview

The Intelligent Transportation Systems Market. The market for ITS is large and growing. According to a December 2007 report by Global Industry Analysts, Inc., total ITS sales in the United States and Europe for 2007 were approximately $3.4 billion and $2.8 billion, respectively, and total global ITS sales were approximately $8.7 billion. Global Industry Analysts expects total global ITS sales to reach $12.5 billion by the end of 2010, representing a compound annual growth rate of 11.6% for the period from 2000 to 2010.

ITS encompasses a broad range of information processing and control electronics technologies that, when integrated into roadway infrastructure, help monitor and manage traffic flow, reduce congestion and enhance driver safety. The ITS market has been built around the detection of conditions that impact the proper operation of roadway infrastructure. ITS applications include a wide array of traffic management systems, such as traffic signal control, automatic number plate recognition and variable messaging signs. ITS technologies include video vehicle detection, inductive loop detection, sensing technologies (such as radars), floating cellular data, computational technologies and wireless communications.

In traffic management applications, CED products are used for automated vehicle detection and are a primary data source upon which ITS solutions are built. Traditionally, automated vehicle detection is performed using inductive wire loops buried in the pavement. However, in-pavement loop detectors are costly to install, difficult to maintain, expensive to repair and not capable of wide-area vehicle detection without installations of multiple loops.

Above-ground CED solutions for ITS offer several advantages to in-pavement loop detectors. Above-ground CED solutions tend to have lower total cost of ownership than in-pavement loop detectors because above-ground CED solutions are non-destructive to road surfaces, do not require closing roadways to install or repair, and are capable of wide-area vehicle detection with a single device, thus enabling one input device to do the work of many in-pavement loops. Due to their location above ground, CED solutions have no exposure to the wear and tear associated with expanding and contracting pavement and generally less exposure to the vibration and compaction caused by traffic. Furthermore, in the event of malfunction or product failure, above-ground CED solutions can be serviced and repaired without shutting down the roadway. Each of these factors results in greater up-time and increased reliability of above-ground CED solutions compared to in-pavement loop detectors. Above-ground CED solutions also tend to offer a broader set of detection capabilities and a wider field of view than in-pavement loop detectors. For example, unlike in-pavement loops, above-ground CED solutions can detect smoke and debris. In addition, a single unit video- or radar-based CED system can detect and measure a variety of data points, including vehicle presence, counts, speed, length, time occupancy, headway and flow rate as well as environmental factors and obstructions to the roadway. An equivalent installation using loops would require many installations per lane.

We believe our Autoscope and RTMS products are competitive with and can take market share from in-pavement loop detectors. Based on our determination, the U.S. ITS video detection market sales in 2008 were approximately $110 million and were growing on average approximately 15% per year until the recession of 2009. We believe that we are the leader in the U.S. video detection market in terms of unit sales, and we estimate that U.S. sales of the in-pavement loop detectors our products can supplant were approximately $500 million in 2008.

We believe that several trends are driving the growth in ITS and adjacent market segments:

•	proliferation of traffic;

•	the demographics of urbanization;

•	the melding of large city service domains;

•	advances in wireless technology create the ubiquitous network; and

•	the ascendancy of CED.

Solutions for Adjacent Markets. We believe that the adjacent markets of ITS, security/surveillance and environmental management are converging, and that this convergence will accelerate as CED systems become more cost-effective when a single CED unit can be used for multiple purposes. Because the CED technologies involved are closely related, our CED technology can be adapted to or is already capable of addressing these adjacent markets.

We believe that environmental management systems will become a necessity, especially in large cities where the costs of air pollution are being increasingly borne by city residents. Long traffic delays ensure that idling vehicles have adverse effects on urban areas. In conjunction with video detection for ITS, CED products can help governmental agencies reduce air pollution and energy consumption by controlling traffic flow and reducing travel time, accidents and delays. The convergence of traffic, security/surveillance and environmental management should drive significant continued CED demand growth.

Our Competitive Strengths

We are a leading provider of software-based CED products and solutions for the ITS industry. We have the following competitive strengths that we expect will continue to enhance our leadership position in ITS and adjacent industries:

•	leading proprietary technologies;

•	proven ability to develop, enhance and market new products;

•	leading distribution channel;

•	broad product portfolio;

•	experienced management team and engineering staff; and

•	strong financial performance.

Our Growth Strategy

As part of our growth strategy, we seek to:

Enhance and Extend Our Technology Leadership in ITS. We believe we have established ourselves as the leading provider of CED in the ITS market segment. We believe that we now have an opportunity to accelerate our growth while maintaining our traditionally high level of profitability. We plan to do this by improving the accuracy and functionality of our products, opportunistically expanding our product offering into adjacent markets, as well as expanding our portfolio and channels through licensing or selected acquisitions. We intend to develop and introduce hybrid CED products to take advantage of our technical leadership in ITS and further differentiate us from our competitors.

Expand into Adjacent Markets. Our core skill is the implementation of software-based CED products and solutions. Over the past two decades, we have been developing and refining our complex signal processing software algorithms. We should be able to effectively utilize our core software skills more broadly as markets, including security/surveillance and environmental management systems, converge. We believe that a driver of this convergence is that CED systems will become more cost-effective when a single CED unit can be used for multiple purposes. As a result, our objective is to become the leading supplier of critical CED components to third party management systems, particularly those that exploit the convergence of traffic, security/surveillance and environmental management systems. To do this, we are integrating this concept into our long-range engineering development road-map and will evaluate the use of technology licensing, acquisition and channel strategies that support this vision.

Increase the Scope of Our Distribution and Direct Sales. We have made substantial investments in product adjustments to tailor our solutions to the differing needs of our international end users. We have also invested in the expansion of our European and Asian subsidiaries. Markets in Eastern Europe, the Asia/Pacific region, the Middle

East, Africa and South America, which have historically lagged North America and Western Europe in their use of CED, have recently begun to increase the adoption of CED in their traffic, security/surveillance and environmental management systems. We intend to continue to refine our product offerings through engineering development, technology licensing and/or acquisitions to take advantage of the accelerated pace of the adoption of CED throughout the developing world.

Grow Through Complementary Acquisitions. We intend to pursue strategic acquisitions that extend our technology leadership, breadth of product offerings and market share in ITS and adjacent market segments. We expect to target acquisitions that will serve as a platform for additional growth opportunities, including new product offerings, technology enhancements and the introduction of new sales and distribution channels. We intend to employ a selective and disciplined approach when evaluating acquisition opportunities.

Risk Factors

Our business is subject to risks, as more fully described in the section entitled “Risk Factors” immediately following this summary beginning on page S-7.

Corporate Information

We were incorporated under Minnesota law in December 1984. Our executive offices are located at 500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, Minnesota 55104. Our telephone number is (651) 603-7700. Our website is www.imagesensing.com. The information found on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus. We have included our website address in this prospectus as an inactive textual reference only.

The Offering

Common stock offered by Image Sensing Systems, Inc.	798,000 shares
Common stock outstanding after the offering	4,783,819 shares
Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including acquiring or investing in businesses, products or technologies. See “Use of Proceeds.”
NASDAQ Capital Market Symbol	ISNS

The number of shares of common stock to be outstanding after this offering is based on 3,985,819 shares outstanding as of December 31, 2009 and excludes:

•

431,133 shares of common stock subject to outstanding options as of December 31, 2009 under our the 1995 Long-Term Incentive and Stock Option Plan, or the 1995 Plan, and our 2005 Stock Incentive Plan, or the 2005 Plan, at a weighted average exercise price of $8.10 per share; and

•	107,500 shares of common stock reserved for future grant or issuance as of December 31, 2009 under our 2005 Plan.

Selected Consolidated Financial Data

The following table sets forth selected consolidated financial data for each of the five fiscal years ended December 31, 2009. The statement of income and balance sheet data for the years ended and as of December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements. You should read this data together with our financial statements and related notes to those statements incorporated by reference in this prospectus supplement and the accompanying prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2009.

	Fiscal Years Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenue:
International sales	$6,162	$7,455	$4,067	$2,980	$2,407
North American sales	6,321	5,689	269	—	—
Royalties	12,110	13,321	10,747	10,136	8,595
Total revenue	24,593	26,465	15,083	13,116	11,002
Cost of revenue:
International sales	2,063	2,805	1,927	1,501	1,042
North American sales	2,234	2,107	60	—	—
Royalties	—	—	—	220	383
Total cost of revenue	4,297	4,912	1,987	1,721	1,425
Gross profit	20,296	21,553	13,096	11,395	9,577
Operating expenses:
Selling, marketing and product support	7,201	6,680	3,463	2,850	2,567
General and administrative	3,779	4,069	2,653	2,383	1,400
Research and development	3,336	2,908	2,299	2,639	1,516
Amortization of intangible assets	768	768	51	—	—
In-process research and development	—	—	4,500	—	—
	15,084	14,425	12,966	7,871	5,483
Income from operations	5,212	7,128	130	3,524	4,094
Other income, net	7	43	543	523	252
Income before income taxes	5,219	7,171	673	4,047	4,346
Income tax expense (benefit)	1,354	2,207	(199)	942	1,505
Net income	$3,865	$4,964	$872	$3,105	$2,841

Net income per share:
Basic	$0.97	$1.26	$0.23	$0.83	$0.79
Diluted	0.95	1.24	0.22	0.80	0.73

Weighted average number of common shares outstanding:
Basic	3,985	3,943	3,789	3,725	3,602
Diluted	4,081	4,001	3,881	3,891	3,868

	At December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Consolidated Balance Sheet Data:
Total assets	$41,150	$36,108	$30,388	$21,224	$16,791
Bank debt	4,000	3,750	5,000	—	—
Total shareholders’ equity	32,713	28,530	23,225	19,333	15,722

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline, and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to Our Business

If governmental entities elect not to use our products due to budgetary constraints, project delays or other reasons, our revenue may fluctuate severely or be substantially diminished.

The Autoscope and RTMS systems are sold primarily to governmental entities for use in large traffic control projects using advanced technologies. We expect that we will continue to rely substantially on revenue and royalties from sales of the Autoscope and RTMS systems to governmental entities. In addition to normal business risks, it often takes considerable time before governmental traffic control projects are developed to the point at which a purchase of the Autoscope and RTMS systems would be made, and a purchase of our products also may be subject to a time-consuming approval process. Additionally, governmental budgets and plans may change without warning. Other risks of selling to governmental entities include dependence on appropriations and administrative allocation of funds, changes in governmental procurement legislation and regulations and other policies that may reflect political developments, significant changes in contract scheduling, intense competition for government business and termination of purchase decisions for the convenience of the governmental entity. Substantial delays in purchase decisions by governmental entities, or governmental budgetary constraints, could cause our revenue and income to drop substantially or to fluctuate significantly between fiscal periods.

A majority of our revenue has been generated from sales of our Autoscope family of products, and if we do not maintain the market for these products, our business will be harmed.

Historically, a majority of our revenue has been generated from sales of, or royalties from the sales of, the Autoscope Vehicle Detection System. Sales of our Autoscope System accounted for 66% of our revenue in 2009, 71% in 2008 and 99% in 2007. We anticipate that revenue from the sale of the Autoscope system will continue to account for a substantial portion of our revenue for the foreseeable future. As such, any decline in sales of our Autoscope system would have a material adverse impact on our business, financial condition and results of operations.

If Econolite’s sales volume decreases or if it fails to pay royalties to us in a timely manner or at all, our financial results will suffer.

We have an agreement with Econolite under which Econolite is the exclusive distributor of the Autoscope system in North America, the Caribbean and Latin America. The agreement grants Econolite a first refusal right that arises when we make a proposal to Econolite to extend the license to additional products in North America, the Caribbean and Latin America. In addition, the agreement grants Econolite a first negotiation right that arises when we make a proposal to Econolite to include rights corresponding to Econolite’s rights under our current agreement in countries not in these territories. In exchange for its rights under the agreement, Econolite pays us royalties for sales of the Autoscope system. Since 2002, a substantial portion of our revenue has consisted of royalties resulting from sales made by Econolite, including 49% in 2009, 50% in 2008 and 71% in 2007. Econolite’s account receivable represented 39% of our accounts receivable at December 31, 2009 and 44% of our accounts receivable at December 31, 2008. We expect that Econolite will continue to account for a significant portion of our revenue for the foreseeable future. Any decrease in Econolite’s sales volume could significantly reduce our royalty revenue and adversely impact earnings. A failure by Econolite to make royalty payments to us in a timely manner or at all will harm our financial condition. In addition, we believe sales of our products are a material part of Econolite’s business, and any significant decrease in Econolite’s sales of the other products it sells could harm Econolite, which could have a material adverse effect on our business and prospects.

The features and functions in our products have not been as widely utilized as traditional products offered by our competitors, and the failure of our end users to provide greater demand for the features and functions in our products could adversely affect our business and growth prospects.

Machine vision and radar technologies have not been utilized in the traffic management industry as extensively as other more traditional technologies, mainly in-pavement loop detectors. Our financial success and growth prospects depend on the continued development of the market for advanced technology solutions for traffic management and the acceptance of our current Autoscope and RTMS systems and also future systems we may develop as reliable, cost-effective alternatives to traditional vehicle detection systems. We cannot assure you that we will be able to utilize our technology profitably in other products or markets. If our end users do not continue to increase their demand for the features and functions provided by our current Autoscope and RTMS systems or hybrid or other systems we may develop in the future, our business and growth prospects could be adversely affected.

Our operating costs tend to be fixed, while our revenue tends to be seasonal, thereby resulting in operating results that fluctuate from quarter to quarter.

Our expense levels are based in part on our product development efforts and our expectations regarding future revenues and, in the short-term, are generally fixed. Our quarterly revenues, however, have varied significantly in the past, with our first quarter historically being the weakest due to weather conditions in North America, Europe and northern Asia that make roadway construction more difficult. Additionally, our international revenues have a significant large project component, resulting in a varying revenue stream. We expect the seasonality of our revenue and the fixed nature of our operating costs to continue in the foreseeable future. Therefore, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, if anticipated revenues in any quarter do not occur or are delayed, our operating results for the quarter would be disproportionately affected. Operating results also may fluctuate due to factors such as the demand for our products; product life cycle; the development, introduction and acceptance of new products and product enhancements by us or our competitors; changes in the mix of distribution channels through which our products are offered; changes in the level of operating expenses; end user order deferrals in anticipation of new products; competitive conditions in the industry; and economic conditions generally. No assurance can be given that we will be able to achieve or maintain profitability on a quarterly or annual basis in the future.

Increased competition may make it difficult for us to acquire and retain end users. If we are unsuccessful in developing new applications and product enhancements, our products may become noncompetitive or obsolete.

Competition in the area of advanced traffic management and surveillance is continuing to grow. Some of the companies that may compete with us in the business of developing and implementing traffic control systems have substantially more financial, technological, marketing, personnel and research and development resources than we have. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or end user requirements. If we are unable to compete successfully with these companies, the market share for our products will decrease, and competitive pressures may seriously harm our business.

Additionally, the market for vehicle detection is continuously seeking more advanced technological solutions to traffic management and control problems. Technologies such as embedded loop detectors, pressure plates, pneumatic tubes, radars, lasers, magnetometers, acoustics and microwaves that have been used as traffic sensing devices in the past will be enhanced for use in the traffic management industry, and new technologies may be developed. We are aware of several companies that are developing traffic management devices using machine vision technology or other advanced technology. We expect to face increasingly competitive product developments, applications and enhancements. New technologies or applications in traffic control systems may provide our end users with alternatives to the Autoscope and RTMS systems and could render our solutions noncompetitive or obsolete. If we are unable to increase the number of our applications and develop and commercialize product enhancements and applications in a timely manner that respond to changing technology and satisfy the needs of our end users, our business and financial results will suffer.

Our dependence on third parties for manufacturing and marketing our products may prevent us from meeting customers’ needs in a timely manner.

We do not have, and do not intend to develop in the near future, internal capabilities to manufacture our products. We have entered into agreements with Econolite and Wireless Technology, Inc., or WTI, to manufacture the

Autoscope system and related products for sales in North America, the Caribbean and Latin America. The hardware components for our RTMS products are made by manufacturers in Taiwan and Canada, and the components are assembled and tested in Canada. In addition, we work with suppliers, some of whom are overseas, to manufacture Autoscope and RTMS products that need to comply with the European Union’s regulatory RoHS directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment. If Econolite, WTI or our suppliers are unable to manufacture our products in the future, we may be unable to identify other manufacturers able to meet product and quality demands in a timely manner or at all. Our inability to find suitable manufacturers for our products could result in delays or reductions in product shipments, which in turn may harm our business reputation and results of operations. In addition, we have granted Econolite the exclusive right to market the Autoscope system and related products in North America, the Caribbean and Latin America. Consequently, our revenue depends to a significant extent on Econolite’s marketing efforts. Econolite’s inability to effectively market the Autoscope system, or the disruption or termination of that relationship, could result in reduced revenue and market share for our products.

We and our third party manufacturers obtain some of the components of our products from a single source, and an interruption in the supply of those components may prevent us from meeting customers’ needs in a timely manner and could therefore reduce our sales.

Although substantially all of the hardware components incorporated into the Autoscope and RTMS systems are standard electronics components that are available from multiple sources, we and our third party manufacturers obtain some of the components from a single source. The loss or interruption of any of these supply sources could force us or our manufacturers to identify new suppliers, which could increase our costs, reduce our sales and profitability, or harm our customer relations by delaying product deliveries.

We may face increased competition if we fail to adequately protect our intellectual property rights, and any efforts to protect our intellectual property rights may result in costly litigation.

Our success depends in large measure on the protection of our proprietary technology rights. We rely on trade secret, copyright and trademark laws, and confidentiality agreements with employees and third parties, all of which offer only limited protection. Also, any common law protection of our intellectual property could be compromised by the fact that we do not have assignment of inventions agreements with all of our employees. We acquired six patent applications filed with the U.S. Patent and Trademark Office, or USPTO, in the EIS asset purchase. We have been issued patents on five of these applications. The remaining application is pending. However, we cannot assure you that the scope of these or any future patents relating to our products will exclude competitors or provide competitive advantages to us. We also cannot assure you that we will become aware of all instances in which others develop similar products, duplicate any of our products, or reverse engineer or misappropriate our proprietary technology. If our proprietary technology is misappropriated, our business and financial results could be adversely affected. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. In addition, we may be the subject of lawsuits by others who claim we violate their intellectual property rights. Even if the result is favorable, litigation could result in substantial costs and the diversion of management resources, either of which could harm our business.

We have not applied for patent protection in all countries in which we market and sell the Autoscope and RTMS systems. Consequently, our proprietary rights in the technology underlying the Autoscope and RTMS systems in countries other than the U.S. will be protected only to the extent that trade secret, copyright or other non-patent protection is available and to the extent we are able to enforce our rights. The laws of other countries in which we market our products may afford little or no effective protection of our proprietary technology, which could harm our business.

The expiration of the University of Minnesota patent for certain aspects of our Autoscope system may result in additional competition, which could adversely affect our revenue and earnings.

The patent rights for certain aspects of the underlying technology for the Autoscope system previously owned by the University of Minnesota expired in July 2006. Other businesses may choose to use the University patent technology to develop a product that competes with the Autoscope system, and this competition could adversely impact our revenue and earnings.

We plan to continue introducing new products and technologies and may not realize the degree or timing of benefits we initially anticipated, which could adversely affect our business and results of operations.

We regularly invest substantial amounts in research and development efforts that pursue advancements in a range of technologies, products and services. Our ability to realize the anticipated benefits of these advancements depends on a variety of factors, including meeting development, production, certification and regulatory approval schedules; execution of internal and external performance plans; availability of supplier-produced parts and materials; performance of suppliers and vendors; achieving cost efficiencies; validation of innovative technologies; and the level of end user interest in new technologies and products. These factors involve significant risks and uncertainties. We may encounter difficulties in developing and producing these new products and may not realize the degree or timing of benefits initially anticipated. In particular, we cannot predict with certainty whether, when or in what quantities our current or potential end users will have a demand for products currently in development or pending release. Moreover, as new products are announced, sales of current products may decrease as end users delay making purchases until such new products are available. Any of the foregoing could adversely affect our business and results of operations.

We price our products at a premium compared to other technologies. As such, we may not be able to quickly respond to emerging low-cost competitors, and our inability to do so could adversely affect revenue and profitability.

We price our products at a premium as compared to products using less sophisticated technologies. As the technological sophistication of our competitors and the size of the market increase, competing low-cost developers of machine vision products for traffic are likely to emerge and grow stronger. If end users prefer low-cost alternatives over our products, our revenue and profitability could be adversely affected.

Our revenue could be adversely affected by the emergence of local competitors and local biases in international markets.

Our experience indicates that local officials that purchase traffic management products in the international markets we serve favor products that are developed and manufactured locally. As local competitors to our products emerge, local biases could erode our revenue in Europe and Asia and adversely affect our sales and revenue in those markets.

Failure to predict technological convergence could harm our business and could reduce our sales.

With our Autoscope and RTMS product families, we currently utilize only certain detection technologies available in the ITS field. If we fail to predict convergence of technology preferences in the market for ITS, or fail to identify and acquire complementary businesses or products that broaden our current product offerings, we may fail to capture certain segments of the market, which could harm our business and reduce our sales.

We sell our products internationally and are subject to various risks relating to such international activities, which could harm our international sales and profitability.

During 2009, 2008 and 2007, 25%, 28% and 27% of our total revenue, respectively, was attributable to international sales through our wholly-owned subsidiaries. We also sell outside of the U.S. through our agreement with Econolite and through our distributor network. By doing business in international markets, including Canada, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become more costly to the international consumer and therefore less competitive in international markets, which could adversely affect our profitability. Furthermore, although currently only a small percentage of our sales is denominated in non-U.S. currency, this percentage may increase in the future, in which case fluctuations in exchange rates could affect demand for our products. Engaging in international business inherently involves a number of other difficulties and risks, including:

•	export restrictions and controls relating to technology;

•	pricing pressure that we may experience internationally;

•	required compliance with existing and new foreign regulatory requirements and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulties and costs of staffing and managing foreign operations;

•	changes in currency exchange rates; and

•	difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, lengthen our sales cycle and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

Our inability to comply with European and Asian regulatory restrictions over hazardous substances and electronic waste could restrict product sales in those markets and reduce profitability in the future.

The European Union has finalized the Waste Electrical and Electronic Equipment, or WEEE, directive, which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. This directive must now be enacted and implemented by individual European Union governments, and certain producers will be financially responsible under the WEEE legislation. This may impose requirements on us, which, if we are unable to meet them, could adversely affect our ability to market our products in European Union countries, and sales revenues and profitability would suffer as a consequence. In addition, the European Parliament has enacted a directive for the restriction of the use of certain hazardous substances in electrical and electronic equipment, or RoHS. This legislation restricts the use of such substances as mercury, lead, cadmium and hexavalent cadmium. If we are unable to have our products manufactured in compliance with the RoHS directive, we would be unable to market our products in European Union countries, and our sales revenues and profitability would suffer. In addition, various Asian governments could adopt their own versions of environment-friendly electronic regulations similar to the European directives, RoHS and WEEE. This could require new and unanticipated manufacturing changes, product testing and certification requirements, thereby increasing cost, delaying sales and lowering revenue and profitability.

Our inability to manage growth effectively could seriously harm our business.

Growth and expansion of our business could significantly strain our capital resources as well as the time and abilities of our management personnel. Our ability to manage growth effectively will require continued improvement of our operational, financial and management systems and the successful training, motivation and management of our employees. If we are unable to manage growth successfully, our business and operating results will suffer.

Our business operations will be severely disrupted if we lose key personnel or if we fail to attract and retain qualified personnel.

Our technology depends upon the knowledge, experience and skills of our key management and scientific and technical personnel. Additionally, our ability to continue technological developments and to market our products, and thereby develop a competitive edge in the marketplace, depends in large part on our ability to attract and retain qualified scientific and technical personnel. Competition for qualified personnel is intense, and we cannot assure you that we will be able to attract and retain the individuals we need, especially if our business expands and requires us to employ additional personnel. In addition, the loss of personnel or our failure to hire additional personnel could materially and adversely affect our business, operating results and ability to expand. The loss of key personnel, including Kenneth R. Aubrey, our President and Chief Executive Officer, or our inability to hire and retain qualified personnel, would harm our business.

We may not be successful in implementing our acquisition strategy. Future acquisitions could result in disruptions to our business by, among other things, distracting management time and diverting financial resources. Further, if we are unsuccessful in integrating acquired companies into our business, it could materially and adversely affect our financial condition and operating results.

Part of our continuing business strategy is to acquire or invest in companies, products or technologies that complement our current products, enhance our market coverage or technical capabilities or offer growth opportunities. As part of this strategy, in December 2007, we completed the EIS asset purchase. We may not be able to identify suitable acquisition candidates or investment partners or products in the future or, if we do, we may not be able to make such acquisitions on commercially acceptable terms or at all. For any acquisitions, a significant amount of management’s time and financial resources may be required to complete the acquisition and integrate the acquired business into our existing operations. Even with this investment of management time and financial resources, an acquisition may not produce the revenue, earnings or business synergies anticipated. Acquisitions involve numerous other risks, including assumption of unanticipated operating problems or legal liabilities; problems integrating the purchased operations, technologies or products; diversion of management’s attention from our core businesses; restrictions on the manner in which we may use purchased companies or assets imposed by acquisition agreements; adverse effects on existing business relationships with suppliers and customers; incorrect estimates made in the accounting for acquisitions and amortization of acquired intangible assets that would reduce future reported earnings (such as goodwill impairments); ensuring acquired companies’ compliance with the requirements of the Sarbanes-Oxley Act; and potential loss of customers or key employees of acquired businesses. We cannot assure you that any acquisitions, investments, strategic alliances or joint ventures will be completed in a timely manner or achieve anticipated synergies, will be structured or financed in a way that will enhance our business or creditworthiness, or will meet our strategic objectives or otherwise be successful. In addition, we may not be able to secure the financing necessary to consummate future acquisitions, and future acquisitions and investments could involve the issuance of additional equity securities or the incurrence of additional debt, which could increase dilution or harm our financial condition or creditworthiness.

Amounts recorded for goodwill could be adversely impacted by current market conditions.

Our recorded goodwill of approximately $7.6 million at December 31, 2009 relates to our Hong Kong-based subsidiary, Flow Traffic Ltd., and the assets purchased in the EIS asset purchase. Each year, we perform an impairment test of goodwill in October for the EIS assets and in December for Flow Traffic or whenever an impairment indicator arises, and we test our long-lived assets for impairment when indicators of impairment are present. The impairment test requires us to estimate the fair value of our reporting units and then compare it to the carrying value of the reporting units. If the carrying value exceeds the fair value, further analysis is performed to determine if there is an impairment charge. We estimate the fair value primarily by using a combination of income and market approaches, where fair value under the income approach is dependent on the present value of future economic benefits to be derived from ownership of Flow Traffic and the EIS assets and fair value under the market approach considers recently completed transactions within our industry sectors, comparable trading values and other market conditions. The future economic benefits are significantly dependent on future revenue growth. If Flow Traffic and the EIS assets do not provide the future economic benefits we project, the fair value of these assets may become impaired, and we would need to record an impairment loss. Fair market valuation requires assumptions and estimates of many critical factors, including revenue and market growth, operating cash flows, market multiples and discount rates. As general market conditions have deteriorated, our Flow Traffic subsidiary and the EIS assets could experience a decline in fair market value, which could adversely affect the results of the impairment testing that we perform in the future and could potentially lead to a future impairment charge of some or all of our goodwill at one or both of our reporting units. In addition, the financial markets turmoil appears to be impacting common stock trading prices for many companies, including ours. If our market capitalization falls below our shareholders’ equity, it could trigger an impairment of goodwill in the future.

Difficult and volatile conditions in the capital, credit and commodities markets and in the overall economy could continue to adversely affect our financial position, results of operations and cash flows, and we do not know if these conditions will improve in the near future.

Our financial position, results of operations and cash flows could continue to be adversely affected by difficult conditions and significant volatility in the capital, credit and commodities markets and in the overall worldwide economy. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated a worldwide economic slowdown and recession in the United States and other parts of the world. The continuing impact that these factors might have on us and our business is uncertain and cannot be estimated at this time. Current economic conditions have accentuated each of these risks and magnified their potential effect on us and our business. The difficult conditions in these markets and the overall economy affect our business in a number of ways. For example:

•

Although we believe we have sufficient liquidity under our financing arrangement with Associated Bank, National Association, to run our business, under extreme market conditions, there can be no assurance that such funds would be available or sufficient, and, in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

•	Recent market volatility has exerted downward pressure on our stock price, which may make it more difficult for us to raise additional capital in the future.

•

Economic conditions could result in customers in our markets continuing to experience financial difficulties or electing to limit spending because of the economy which may result, for example, in declining tax revenue for our customers that are governmental entities, which in turn could result in decreased sales and earnings for us.

We do not know if market conditions or the state of the overall economy will improve in the near future or when improvement will occur.

Our directors and executive officers have substantial control over us and could limit the ability of our other shareholders to influence the outcome of key transactions, including changes of control.

Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially owned 15% of our outstanding common stock as of March 12, 2010, assuming the exercise by them of all of their options that were currently exercisable or that vest within 60 days of March 12, 2010. Our executive officers and directors and their affiliated entities, if acting together, thus are able to control or influence significantly all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. In addition, two other shareholders who otherwise have no relationship to us or our management owned 936,745 outstanding shares as of February 27, 2009, which currently represents 23% of our outstanding common stock. These shareholders may have interests that differ from other shareholders, and they may vote in a way with which other shareholders disagree and that may be adverse to other shareholders’ interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our shareholders.

Our articles of incorporation and bylaws, Minnesota law and the terms of the EIS asset purchase agreement may inhibit a takeover that shareholders consider favorable.

Provisions of our articles of incorporation and bylaws and applicable provisions of Minnesota law may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that our shareholders might otherwise deem to be in their best interests. These provisions:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock with any rights, preferences and privileges as it may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed by resolution of the board of directors;

•

provide that all vacancies, including newly-created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

•

eliminate cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

In addition, Section 302A.671 of the Minnesota Business Corporation Act, or MBCA, generally limits the voting rights of a shareholder acquiring a substantial percentage of our voting shares in an attempted takeover or otherwise becoming a substantial shareholder of our company unless holders of a majority of the voting power of the disinterested shares approve full voting rights for the substantial shareholder. Section 302A.673 of the MBCA generally limits our ability to engage in any business combination with certain persons who own 10% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past four years have owned 10% or more of our outstanding voting stock. These provisions of the MBCA may have the effect of entrenching our management team and may deprive shareholders of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

The EIS asset purchase agreement also accelerates earn-out payments we must make to EIS if we are acquired or sell substantially all of our assets before December 6, 2010. The required acceleration of these payments could negatively affect the ability of our shareholders to obtain a premium over our prevailing stock price and reduce our stock price generally.

We can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common shareholders.

Our articles of incorporation permit our board of directors to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

We do not intend to declare dividends on our stock in the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our operating results, earnings, current and anticipated cash needs, capital requirements, financial condition, future prospects, any contractual restrictions and any other factors deemed relevant by our board of directors. Therefore, shareholders should not expect to receive dividend income from shares of our common stock.

Our directors may not be held personally liable for certain actions, which could discourage shareholder suits against them.

As permitted by the MBCA, our articles of incorporation provide that members of our board of directors shall not be personally liable to our company or our shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of our company against a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by the MBCA.

Risks Related to this Offering

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the net proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds we receive from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value.

The market price for our common stock is likely to be volatile and could result in a decline in the value of your investment.

Our stock price is likely to continue to be volatile. The stock market in general and the securities of companies in evolving high-tech industries in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The fluctuations may occur on a day-to-day basis or over a longer period of time. As a result of this volatility, investors may not be able to sell their common stock at or above the public offering price. The following factors, in addition to other risk factors described in this section and general market and economic conditions, may have a significant impact on the market price of our common stock:

•	announcements of large orders obtained by us or our competitors;

•	substantial cutbacks in government funding of highway projects or of the potential availability of alternative technologies for use in traffic control and safety;

•	quarterly fluctuations in our financial results or the financial results of our competitors;

•	consolidation among our competitors;

•	fluctuations in stock market prices and volumes;

•	results of our research and development efforts;

•	volume and timing of orders for our products;

•	the announcement of new products or product enhancements by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	developments or disputes concerning patents or other proprietary rights;

•	the departure of key personnel;

•	changes in accounting principles or practices; and

•	future sales of our common stock.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our stock drops significantly. Whether or not meritorious, litigation brought against us could result in substantial costs and could divert the time and attention of our management. Our insurance to cover claims of this sort may not be adequate.

The exercise of outstanding options may adversely affect our stock price.

Options to purchase 431,133 shares of our common stock with a weighted average exercise price of $8.10 per share were outstanding as of December 31, 2009, of which options to purchase 181,383 shares with a weighted average exercise price of $6.39 per share were exercisable. These options are likely to be exercised at a time when the market price for our common stock is higher than the exercise prices of the options. If holders of these outstanding options sell the common stock received upon exercise, it may have a negative effect on the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information.

The “Risk Factors” section of this prospectus supplement, beginning on page S-7, summarizes the material risks and uncertainties that could cause our actual results, performance or achievements to differ materially from what we have said in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference. The risk factors apply to all of our forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the dates of this prospectus supplement and the accompanying prospectus. We will not revise these forward-looking statements to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. As such, we cannot assure you that the forward-looking statements in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. You should read this prospectus supplement and the accompanying prospectus completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

USE OF PROCEEDS

We estimate the net proceeds of the sale of 798,000 shares of common stock that we are selling in this offering will be approximately $8.9 million, based on the public offering price of $12.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering for general corporate purposes, including acquiring or investing in businesses, products or technologies. However, we have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any transaction. We reserve the right to modify the use of proceeds for other purposes if we are unable to identify suitable acquisition partners or investment opportunities.

Pending application of the net proceeds to the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities. We cannot predict whether the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on The NASDAQ Capital Market under the symbol “ISNS.” The following table sets forth, for the calendar periods indicated, the high and low sale prices per share of the common stock as reported on The NASDAQ Capital Market:

	High	Low
Year Ended December 31, 2007
First Quarter	$18.90	$13.70
Second Quarter	19.70	14.86
Third Quarter	16.74	11.56
Fourth Quarter	18.54	11.65
Year Ended December 31, 2008
First Quarter	$17.50	$12.08
Second Quarter	16.40	11.37
Third Quarter	15.12	10.71
Fourth Quarter	12.00	6.12
Year Ending December 31, 2009
First Quarter	$10.51	$6.69
Second Quarter	10.25	8.19
Third Quarter	13.11	8.61
Fourth Quarter	14.10	11.40

The last reported sale price of our common stock on The NASDAQ Capital Market on April 15, 2010 was $13.25 per share. As of March 5, 2010, there were 24 holders of record of our common stock and approximately 1,702 beneficial holders of our common stock.

CAPITALIZATION

You should read this capitalization table together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and related notes to those statements, all of which are incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2009.

The following table sets forth our capitalization as of December 31, 2009:

•	on an actual basis; and

•

on an as adjusted basis to reflect the closing of this offering and the receipt of the estimated net proceeds from the sale of 798,000 shares of common stock by us in this offering at the public offering price of $12.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2009
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$14,084	$22,936
Shareholders’ equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding, actual and as adjusted	$—	$—
Common stock, $0.01 par value, 20,000,000 shares authorized, actual and as adjusted, 3,985,819 and 4,783,819 shares issued and outstanding, respectively	40	48
Additional paid-in capital	11,994	20,838
Accumulated other comprehensive loss	(171)	(171)
Retained earnings	20,850	20,850
Total stockholders’ equity	$32,713	$41,565

The information in the table above excludes, as of December 31, 2009:

•	431,133 shares of common stock subject to outstanding options as of December 31, 2009 under our 1995 Plan and our 2005 Plan at a weighted average exercise price of $8.10 per share; and

•	107,500 shares of common stock reserved for future grant or issuance as of December 31, 2009 under our 2005 Plan.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. Wedbush Securities Inc. is acting as sole book-running manager and, together with Craig-Hallum Capital Group LLC, is acting as a representative of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Wedbush Securities Inc.	638,400
Craig-Hallum Capital Group LLC	159,600
Total	798,000

The underwriters have advised us that they propose to offer the shares to the public at $12.25 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.5513 per share. After the offering, this figure may be changed by the underwriters.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $190,000. The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering.

Per share	$0.9187
Total	$733,123

Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 of the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Discretionary Accounts

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus supplement and the accompanying prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

Lock-up Agreements

All of our directors and certain of our executive officers are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 90 days following the date of this prospectus supplement without the prior written consent of Wedbush. However, these agreements do not apply to shares that are subject to existing 10b5-1 trading plans of two of our directors, which could be sold under these plans during the 90-day lock-up period. In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 90 days following the date of this prospectus supplement without the prior written consent of

Wedbush. The lock-up provisions do not prevent us from selling shares to the underwriters pursuant to the underwriting agreement, granting options to acquire securities under our existing stock option plans or issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus supplement.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed by the lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Wedbush waives the extension in writing.

Stabilization

Our shares are quoted on The NASDAQ Capital Market under the symbol “ISNS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Shares

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses and prospectus supplements electronically.

Other Relationships

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have in the past engaged and may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by a “non-U.S. holder,” as defined below. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. This summary is applicable only to “non-U.S. holders,” as defined below, who hold our common stock as a capital asset, which is, generally, an asset held for investment purposes. For purposes of this summary, a “non-U.S. holder” is any holder (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation organized under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of source.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or Code, and regulations, rulings and judicial decisions as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

In addition, the summary generally does not address all U.S. federal income and estate tax consequences that may be applicable to you, particularly if you are subject to special treatment under the U.S. federal income tax laws (including, but not limited to, treatment for a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, securities dealers, banks or other financial institutions, investors that hold our common stock as part of a hedge, straddle, or conversion transaction, or partnerships or other pass-through entities). If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. If you are a partner in a partnership holding our common stock, you should consult your tax advisors. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws, or of any specific tax treaty.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate the holder’s entitlement to treaty benefits by certifying the holder’s status as a resident of the jurisdiction in respect of which treaty benefits are being claimed and as entitled to the benefits of the treaty. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity generally must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to certain exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a tax treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States, in which case the special rules described below apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met (in general, and subject possibly to any applicable income tax treaty, any such holder will be subject to a flat 30% tax on the gain, which may be offset by any U.S.-sourced capital losses);

•	the non-U.S. holder is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised 50% or more of the fair market value of the total of our real property interests plus any other assets used or held for use in the trade or business. We do not believe that we are a USRPHC or that we will become one in the future, but no assurance can be given that we would not become a USRPHC. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who actually or constructively holds or, at some time during the five-year period ending on the date of the holder’s disposition of our common stock, held more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Foreign Entity Withholding – Payments after December 31, 2012

Pursuant to recently enacted legislation, certain payments, including payments of dividends and proceeds from sale of common stock, made after December 31, 2012 (subject to a grandfathering rule that is discussed below) to foreign entities (including any such entity in its capacity as a nominee for a beneficial owner), in general, will be subject to U.S. withholding tax at 30% rate unless (1) if the foreign entity payee is a foreign bank or other financial institution, the foreign entity payee enters into a reporting or withholding agreement with the IRS or (2) as to any other foreign entity payee (or if the beneficial owner of the payment is itself a foreign entity), the foreign payee (or the foreign entity beneficial owner) either certifies to the payor that the foreign payee (or the foreign entity beneficial owner) does not have any substantial U.S. owner or provides the name, address, and taxpayer identification number of each substantial U.S. owner, and the payor reports this information to the IRS. This withholding will not apply to either a payment that is effectively connected with a U.S. trade or business or, as to payees that are not foreign banks or financial institutions, if the payee is an exempt recipient. Any excess amounts withheld may be refundable by a beneficial owner's filing an appropriate claim for refund with the IRS.

The grandfathering rule exempts from the withholding provisions that are described in the preceding paragraph payments under any “obligation” that is outstanding on March 18, 2012. Because of the legislation’s recent enactment, the IRS has not issued any guidance regarding the legislation, including whether the word “obligation” is understood to include stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business and subject to U.S. federal income tax at graduated rates will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide the recipient’s taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on the recipient’s returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under “Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock—Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, and any excess amounts withheld may be refundable by a holder’s filing an appropriate claim for refund with the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

Winthrop & Weinstine, P.A., Minneapolis, Minnesota, is giving an opinion on validity of the shares of common stock being offered by this prospectus supplement and the accompanying prospectus. Certain legal matters in connection with the offering will be passed on for the underwriters by Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation, San Francisco, California.

EXPERTS

The consolidated financial statements as of December 31, 2009 incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, as indicated in its report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as an expert in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we can disclose important information about us and our financial condition to you by referring you to those documents we filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file with the SEC after the date of this prospectus supplement will automatically update and may supersede this information. We are incorporating by reference into this prospectus supplement and the accompanying prospectus the documents described below which we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Our Proxy Statement dated April 27, 2009;

•	Our Current Reports on Form 8-K filed on January 4, 2010, March 11, 2010 and March 12, 2010; and

•

The description of our common stock contained in our Registration Statement on Form 8-A dated May 10, 1995 as filed with the SEC, including any amendments or reports filed for the purpose of updating that description.

In addition, all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offering are also incorporated by reference and are an important part of this prospectus supplement and the accompanying prospectus. Nothing in this prospectus supplement and the accompanying prospectus shall be deemed to incorporate information that we furnished to but did not file with the SEC.

Any statement contained in a document incorporated by reference in this prospectus supplement and the accompanying prospectus shall be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document which is incorporated by reference modifies or supersedes such statement.

We will provide without charge to each person to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request, a copy of any or all documents that have been or may be incorporated by reference in the prospectus supplement and the accompanying prospectus (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Your requests should be directed to our Chief Financial Officer at our principal executive offices at:

500 Spruce Tree Centre
1600 University Avenue West
St. Paul, Minnesota 55104
Telephone number: (651) 603-7700

Registration No. 333-162810
Filed pursuant to Rule 424(b)(3)

PROSPECTUS

Image Sensing Systems, Inc.

Common Stock

          We may offer and sell from time to time up to $15,000,000 in the aggregate of shares of our common stock.

          We will provide specific terms of the offering of our common stock in supplements to this prospectus for each offering of common stock. Any prospectus supplement may also add, update or change information in this prospectus. This prospectus may not be used to offer or sell shares of our common stock unless accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our common stock.

          Our common stock is listed on The Nasdaq Capital Market under the symbol “ISNS.” On December 14, 2009, the closing price of our common stock as quoted on The Nasdaq Capital Market was $12.00 per share.

          We may offer shares of our common stock through underwriting syndicates managed or co-managed by one or more underwriters, dealers or agents or directly to purchasers. The prospectus supplement for each offering of common stock will describe in detail the plan of distribution for that offering. For general information about the distribution of common stock, see “Plan of Distribution” in this prospectus.

          Unless the context otherwise requires, the terms “we,” “our,” “us,” the “Company” and “Image Sensing Systems” refer to Image Sensing Systems, Inc. and its consolidated subsidiaries.

          This investment involves risk. See “Risk Factors” contained in our filings with the Securities and Exchange Commission and any applicable prospectus supplement.

          The aggregate market value of our outstanding common equity held by non-affiliates as of December 3, 2009 was approximately $47.4 million. We have not issued any securities pursuant to Instruction I.B.6. of the Registration Statement on Form S-3 during the 12 calendar month period that ends on and includes the date hereof.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2009.

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration statement. Under this shelf registration statement, we may, from time to time, sell shares of our common stock in one or more offerings. The aggregate initial offering price of all shares of our common stock sold under this prospectus will not exceed $15,000,000.

          This prospectus provides you with a general description of our proposed offering of shares of our common stock. Each time we offer shares of our common stock under this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering. In each prospectus supplement, we will include the following information:

•	the public offering price per share of our common stock;

•	the names of any underwriters, agents or dealers through or to which the shares of common stock will be sold;

•	any compensation of those underwriters, agents or dealers;

•	any risk factors applicable to the shares of common stock that we propose to sell; and

•	any other material information about the offer and sale of our common stock.

          We will file each prospectus supplement with the SEC. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below.

          If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the shares of common stock offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

          We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus, including in any of the materials that we have incorporated by reference into this prospectus, any accompanying prospectus supplement, or any free writing prospectus prepared or authorized by us. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time after the date of such information.

IMAGE SENSING SYSTEMS, INC.

          We are the leading provider of software-based computer enabled detection, or CED, products and solutions for the intelligent transportation systems, or ITS, industry. Our family of products, which we market as Autoscope® and RTMS®, provides end users with the tools needed to optimize traffic flow, enhance driver safety, regulate air quality and address emerging security/surveillance concerns. Our technology analyzes signals from sophisticated sensors and transmits the information to management systems and controllers or directly to users.

          CED is a process in which software rather than humans examines outputs from various types of sophisticated sensors to determine what is happening in a field of view. In the ITS industry, CED is a critical component of managing congestion and traffic flow. In many markets, it is not possible to build roads, bridges and highways quickly enough to accommodate increasing automobile ownership. For example, in 2007 there were approximately 3.0 million vehicles in Moscow, and the number of vehicles is expected to increase by 50% to 4.5 million vehicles by 2012. In China, 9.4 million new vehicles were introduced in 2008, with this annual figure expected to increase to 16.3 million new vehicles in 2014. We believe this growing use of vehicles worldwide will make CED-based ITS solutions increasingly necessary to complement existing and new roadway infrastructure to manage traffic flow and optimize throughput.

          We believe our CED solutions are technically superior to those of our competitors because they have a higher level of accuracy, limit the occurrence of false detection, are generally easier to install with lower costs of ownership, work effectively in a multitude of light and weather conditions, and provide end users the ability to manage inputs from a variety of sensors for a number of tasks. It is our view that the technical advantages of our products make our solutions ideally suited for use in ITS as well as adjacent markets. We believe that the market for CED is increasingly favoring converged solutions that include ITS, security/surveillance and environmental management, which we expect to increase demand for CED products such as ours.

          We believe the strength of our distribution channels positions us to increase the penetration of our technology-driven solutions in the marketplace. We market our Autoscope products in North America, the Caribbean and Latin America through an exclusive agreement with Econolite Control Products, Inc., or Econolite, which we believe is the leading distributor of ITS intersection control products in North America and the Caribbean. We market our Autoscope products outside of North America, the Caribbean and Latin America and our RTMS products through a combination of distribution and direct sales channels, including our wholly-owned subsidiaries in Hong Kong, Poland and the United Kingdom. Our end users primarily include governmental agencies and municipalities, and, as of December 31, 2008, we had sold over 100,000 instances in more than 60 countries.

          In December 2007, we completed our purchase of certain assets of EIS Electronic Integrated Systems, Inc., or EIS. EIS was a leading provider of radar-based detection solutions. In addition to the increased scale we gained through the EIS asset purchase, the addition of EIS’ RTMS radar products enables us to provide a wider array of CED products to our end users and support the introduction of hybrid product offerings to help drive market demand. We operate the EIS asset purchase business through ISS Image Sensing Systems Canada Ltd., our wholly-owned subsidiary in Toronto, Ontario, Canada.

          We were incorporated under Minnesota law in December 1984. Our executive offices are located at 500 Spruce Tree Centre, 1600 University Avenue West, St. Paul, Minnesota 55104. Our telephone number is (651) 603-7700. Our website is www.imagesensing.com. The information contained on our website is not a part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only.

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is on file with the SEC and is incorporated into this prospectus by reference. If any of these risks related to our business actually occurs, our business, financial condition and operating results would be adversely affected. The market price of our common stock could decline due to any of these risks and uncertainties related to our business, or related to an investment in our common stock, and you may lose part or all of your investment.

          Those risk factors are not exhaustive. Other sections of this prospectus, any prospectus supplement and the documents incorporated by reference may include additional factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In evaluating our business, prospective investors should carefully consider the risk factors in addition to the other information included or incorporated by reference in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or our industry’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information.

          These important factors include those described in our SEC filings and any prospectus supplement. You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus and any prospectus supplement. We cannot assure you that the forward-looking statements in this prospectus and any prospectus supplement will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. You should read this prospectus and any prospectus supplement completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information about us and our financial condition to you by referring you to those documents we filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and may supersede this information. We are incorporating by reference into this prospectus the documents described below which we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our Proxy Statement dated April 27, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009;

•	Our Current Reports on Form 8-K filed on January 9, 2009 and March 19, 2009; and

•

The description of our common stock contained in our Registration Statement on Form 8-A dated May 10, 1995 as filed with the SEC, including any amendments or reports filed for the purpose of updating that description.

          In addition, all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering are also incorporated by reference and are an important part of this prospectus. Nothing in this prospectus shall be deemed to incorporate information that we furnished to but did not file with the SEC.

          Any statement contained in a document incorporated by reference in this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated by reference modifies or supersedes such statement.

          We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that have been or may be incorporated by reference in the prospectus (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Your requests should be directed to our Chief Financial Officer at our principal executive offices at:

500 Spruce Tree Centre
1600 University Avenue West
St. Paul, Minnesota 55104
Telephone number: (651) 603-7700

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy the reports, proxy statements and other information that we file at the Commission’s public reference facilities at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Our filings are also available free of charge at the SEC’s website at http://www.sec.gov. You may also obtain copies of such materials by calling the SEC at 1-800-SEC-0330, or by mail from the Public Reference Room at 100 F Street NE, Washington, D.C. 20549.

          This prospectus is part of a Registration Statement on Form S-3, or the Registration Statement, we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement. For more information about us and our common stock, you should read the Registration Statement and its exhibits and schedules. Copies of the Registration Statement, including its exhibits, may be inspected without charge at the offices of the SEC or obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of the Registration Statement may be obtained without charge via the SEC’s website.

USE OF PROCEEDS

          Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds, if any, from the sale of the shares of common stock that we may offer under this prospectus and any accompanying prospectus supplement will be used for general corporate purposes, including acquiring or investing in businesses, products or technologies. However, we have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any transaction. We reserve the right to modify the use of proceeds for other purposes if we are unable to identify suitable acquisition partners or investment opportunities. Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities. We cannot predict whether the net proceeds will yield a favorable return.

          We have not yet determined the amount or timing of the expenditures for each of the categories listed above, and these expenditures may vary significantly depending on a variety of factors. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering.

DESCRIPTION OF CAPITAL STOCK

          As of the date of this prospectus, we are authorized to issue 25,000,000 shares of capital stock, consisting of 20,000,000 shares of common stock, par value $.01 per share, of which 3,985,819 shares were outstanding as of November 30, 2009, and 5,000,000 shares of undesignated preferred stock, none of which are outstanding. Our board of directors is authorized to issue preferred stock from time to time in one or more class or series, to establish the designation and number of shares of each such class or series, and to fix the relative rights and preferences of the shares of each class or series. There is no cumulative voting by shareholders, and shareholders do not have preemptive rights.

          The following is a summary of the material terms of our capital stock and certain provisions of our Articles of Incorporation and Bylaws. It also summarizes some relevant provisions of the Minnesota Business Corporation Act, which we sometimes refer to as Minnesota law. Because the terms of our Articles of Incorporation and Bylaws, and Minnesota law, are more detailed than the general information provided below, you should rely on only the actual provisions of those documents and Minnesota law. If you would like to read those documents, they are on file with the SEC, as described under the heading “Where You Can Find More Information” in this prospectus.

Common Stock

          All shares of common stock are voting shares and are entitled to one vote per share. Subject to any preferential rights of preferred shareholders, holders of common stock are entitled to a pro rata share, based upon the number of shares held, of any dividends or distributions that are declared by the board of directors, and of any distribution of assets of our company upon its liquidation, dissolution or winding up.

Undesignated Preferred Stock

          In authorizing the issuance and establishing the rights and preferences of one or more class or series of preferred stock, the board is permitted to provide that shares in a class or series of preferred stock are entitled to cumulative, partially cumulative or non-cumulative dividends; are entitled to preferential dividends over one or more other classes of capital stock; are entitled to a preference with respect to distribution of assets upon liquidation, dissolution or winding up over one or more other classes of capital stock; are redeemable or exchangeable at the option of our company; are entitled to the benefits of a sinking fund; are convertible at the option of the holders into shares of any other class or series of capital stock; are exchangeable at the option of the holders for cash, capital stock or indebtedness; are entitled to certain voting rights at all times or upon the occurrence of specified events; and are subject to restrictions on the issuance of additional shares of preferred stock of such class or series or of any other class or series.

Anti-Takeover Provisions

          Minnesota Law. We are subject to the anti-takeover provisions of section 302A.671 of the Minnesota Business Corporation Act, or the MBCA. This provision generally limits the voting rights of a shareholder acquiring at least 20% of the voting shares of a corporation in an attempted takeover or otherwise becoming a substantial shareholder unless holders of a majority of the voting power of the disinterested shares approve full voting rights for such substantial shareholder, with certain exceptions.

          Section 302A.673 of the MBCA generally prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder unless before the date of the transaction, a committee of the board of directors of the corporation consisting of one or more disinterested directors, or, if the board has no disinterested directors, by three or more disinterested persons selected by the board, approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. As used in section 302A.673, a business combination includes:

•	any merger or consolidation involving our company or our subsidiary and the interested shareholder;

•

any exchange under a plan of exchange of shares or other securities of our company or our subsidiary or money, or other property for shares, other securities, money or property of the interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested shareholder of 10% or more of the assets of our company; and

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial assistance provided by or through our company.

          In general, as used in section 302A.673, an interested shareholder is any entity or person beneficially owning, directly or indirectly, 10% or more of the outstanding voting stock of our company, or an affiliate or associate of our company that, at any time within the four-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the outstanding voting stock of our company.

          Articles of Incorporation. Certain provisions of our articles of incorporation may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our articles of incorporation:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed by resolution of the board of directors;

•

provide that all vacancies, including newly-created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

Limitation on Liability of Directors and Indemnification

          Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Minnesota law. Minnesota law provides that a director’s personal liability to our company or our shareholders for monetary damages for breach of fiduciary duty may be eliminated, except for liability due to:

•	breach of the duty of loyalty to our company or our shareholders;

•	an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in section 302A.559 of the MBCA or civil liability for securities violations under section 80A.76 of the Minnesota Statutes; or

•	transaction from which the directors derived an improper personal benefit.

          These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

          Our bylaws provide that we will indemnify and advance expenses to our directors, officers and persons serving in any other capacity at our request to the fullest extent permitted by Minnesota law. Section 302A.521 of the MBCA also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us. We maintain a directors’ and officers’ liability insurance policy.

          At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted for directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Nasdaq Capital Market Listing

          Our common stock is listed on the Nasdaq Capital Market under the symbol “ISNS”.

Transfer Agent And Registrar

          The transfer agent and registrar for our common stock is Continental Transfer and Trust Company.

PLAN OF DISTRIBUTION

          We may sell the shares of common stock being offered pursuant to this prospectus:

•	directly to purchasers;

•	to or through underwriters;

•	through dealers or agents; or

•	through a combination of methods.

          We may distribute the shares of common stock from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may also determine the price or other terms of the shares of common stock offered under this prospectus by use of an electronic auction.

          Any prospectus supplement with respect to the shares of common stock being offered will set forth the terms of the offering, including the names of any underwriters, dealers or agents, the purchase price of the shares, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers. Also, if applicable, we will describe in the prospectus supplement how any auction will determine the price or any other terms, how potential investors may participate in the auction, and the nature of the underwriters’ obligations with respect to the auction.

          If underwriters are used in an offering, we will sign an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be identified on the cover of the prospectus supplement. If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in any prospectus supplement, the obligations of the underwriters to purchase the shares of common stock will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the shares if any are purchased.

          If dealers are used in an offering, we will sell the shares of common stock to the dealers as principals. The dealers then may resell the shares to the public at varying prices that they determine at the time of resale. The dealers and the terms of the transaction will be identified in a prospectus supplement.

          The shares of common stock may be sold directly by us or through agents we designate. If agents are used in an offering, the agents will be identified and the terms of the agency will be described in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best efforts basis for the period of their appointment.

          Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the shares of common stock offered. In addition, we may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof.

          Underwriters, dealers and agents may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

          Any common stock sold pursuant to a prospectus supplement will be eligible for listing and trading on The Nasdaq Capital Market, subject to official notice of issuance. Any underwriters to whom shares are sold by us for public offering and sale may make a market in our common stock, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

          Winthrop & Weinstine, P.A., Minneapolis, Minnesota, is giving an opinion on validity of our shares of common stock being offered by this prospectus.

EXPERTS

          The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

798,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

April 15, 2010

Wedbush Securities
Craig-Hallum Capital Group